Exhibit 12.1
Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Three Months
	Ended March 31,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before income taxes	$42,571	$217,654	$142,541	$250,734	$316,873	$299,380	$340,722
Interest expense (excluding capitalized interest)(1)	12,753	55,294	56,661	56,604	32,851	19,241	5,079
Portion of rent expense under long-term operating leases representative of an interest factor	738	3,048	3,675	4,799	4,929	2,478	3,058

Total earnings	$56,062	$275,996	$202,877	$312,137	$354,653	$321,099	$348,859

Fixed charges:
Interest expense (including capitalized interest)(1)	$12,753	$55,294	$57,051	$57,399	$33,299	$19,241	$5,139
Portion of rent expense under long-term operating leases representative of an interest factor	738	3,048	3,675	4,799	4,929	2,478	3,058

Total fixed charges	$13,491	$58,342	$60,726	$62,198	$38,228	$21,719	$8,197
Ratio of earnings to fixed charges	4.2	4.7	3.3	5.0	9.3	14.8	42.6

(1)	Does not include interest expense related to uncertain positions recorded under Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, which we adopted on January 1, 2007.